The information in this pricing supplement is not complete and may be changed.

Subject to Completion, dated July 3, 2006

Filed Pursuant to Rule 424 (b)(2)
Registration No. 333-133007
PRICING SUPPLEMENT
(To Prospectus Dated April 5, 2006 and
Prospectus Supplement Dated July 3, 2006)

HSBC USA Inc.

$[•]
Global Opportunity Notes, Due January 27, 2010
Linked to an equally weighted basket of the S&P 500® Index, Dow Jones EURO STOXX 50® Index, Nikkei 225 Stock AverageSM and Hang Seng China Enterprises IndexTM

The notes offered will have the terms described in the prospectus supplement and the prospectus, as supplemented or modified by this pricing supplement.  Terms used but not defined herein are defined in the prospectus supplement.  If any information in this pricing supplement is inconsistent with the prospectus supplement, you should rely on the information in this pricing supplement.

•	Reference Asset:

An equally weighted basket of the S&P 500® Index (ticker: SPX) (the “SPX”), the Dow Jones EURO STOXX 50® Index (ticker: SX5E) (the “SX5E”), the Nikkei 225 Stock AverageSM (ticker: NKY) (the “NKY”) and the Hong Kong Hang Seng China Enterprises IndexTM (ticker: HSCEI) (the “HSCEI” and together with the SPX, the SX5E and the NKY, the “indices”).

•	Principal Amount:	$[1,000] per note.
•	Pricing Date:	July 20, 2006.
•	Initial Settlement Date:	July [27th], 2006.
•	Maturity Date:	Five business days after the final observation date, which is expected to be January [27], 2010. The maturity date is subject to further adjustment as described herein.
•	Payment at Maturity:	For each note, the cash settlement value.
•	Cash Settlement Value:	Principal amount x [100% + the greater of (i) the minimum return percentage or (ii) the basket return].
•	Minimum Return Percentage:	9%.
•	Basket Return:	The sum of the index return of each index divided by four.
•	Index Return:	With respect to an index, the quotient of (i) the average closing level of that index minus its respective initial level divided by (ii) its respective initial level.
•	Average Closing Level:	With respect to an index, the arithmetic average of the closing levels of that index as reported by the index sponsor on each observation date.
•	Initial Level:

[•] with respect to the SPX, [•] with respect to the SX5E, [•] as published by the reference sponsor with respect to the NKY and [•] with respect to the HSCEI, which represent the closing levels of the indices on the pricing date.

•	Observation Dates:

With respect to each index, the 20th calendar day of each January, ending January, 2010, subject to adjustment as described herein. The first observation date is scheduled to be in January of 2007 and the last observation date is scheduled to be in January, 2010.

•	Early Redemption Dates:	July [20], 2007, July [20], 2008 and July [20], 2009, subject to adjustment as described herein.
•	Form of Notes:	Book-Entry.
•	CUSIP and ISIN:	[•] and [•]
•	Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks.  You should refer to “Risk Factors” beginning on Page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or the accompanying prospectus supplement and prospectus, is truthful or complete.  Any representation to the contrary is a criminal offense.

The notes are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

We may use this pricing supplement in the initial sale of notes.  In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes.  HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

	Per Note		Total
Initial public offering price	[•]	%	$[•]
Agent’s discount*	3.5%		$[•]
Proceeds, before expenses, to us	[•]	%	$[•]

*      Agent’s discount may vary, but will be no more than 3.5%.

SUMMARY

More Information

HSBC USA Inc has filed a registration statement with the SEC (including a prospectus, as supplemented by a prospectus supplement) for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus and prospectus supplement and any other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may get these documents at no cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, you may obtain the prospectus and the prospectus supplement by requesting them from the agent or dealer that provided you with this pricing supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and in this pricing supplement.  The notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.  As used herein, references to “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

We are using this pricing supplement to solicit from you an offer to purchase the notes.  You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date, we will pay you the cash settlement value, an amount in cash that is based on the relation of the average closing levels of the indices to their respective initial levels.  At maturity, the cash settlement value will equal:

Principal amount x [100% + the greater of (i) the minimum return percentage and (ii) the basket return].

•             The “principal amount” is stated on the front cover.

•             The “minimum return percentage” is stated on the front cover.

•             The “basket return” will equal the quotient of (i) the sum of the index return of each index divided by (ii) four.

•             The “index return” of an index will equal the quotient of (i) the average closing level of that index minus its respective initial level divided by (ii) its respective initial level.

•             The “average closing level” of an index will equal the arithmetic average of the closing levels of that index on each observation date.

•             The “closing level” of an index on an observation date means the level of that index at the regular official weekday close of trading on that observation date.

•             The “initial level” of an index will be the closing level of that index on the pricing date, as is stated on the front cover.

•             An “observation date” for an index means the 20th calendar day of each January, ending January, 2010.  The first observation date for each index is scheduled to be in January of 2007 and the last observation date is scheduled to be in January, 2010.  If any of these dates is not a scheduled trading day (as defined below) with respect to an index, then the observation date for that index will be the next day that is a scheduled trading day for that index.  If a market disruption event (as defined below) exists with respect to an index on an observation date, then the observation date for that index will be the next scheduled trading day for that index on which a market disruption event does not exist with respect to that index.  If no market disruption event exists with respect to an index on an observation date for that index, the determination of that index’s closing level will be made on the observation date, irrespective of the existence of a market disruption event with respect to one or more of the other indices.  If a market disruption event exists with respect to an index on eight consecutive scheduled trading days for that index, then that eighth scheduled trading day will be the observation date for that index, and the calculation agent will determine the closing level of that index on that date in accordance with the formula for and method of calculating that index last in effect prior to the occurrence of that market disruption event, using the relevant exchange traded or quoted price of each security comprised in that index (or if an event giving rise to a market disruption event has occurred with respect to a relevant security on that eighth scheduled trading day, its good faith estimate of the value for the relevant security).  If the final observation date for any index is postponed, then the maturity date will also be postponed until the third business day following the postponed final observation date for that index and no interest will be payable in respect of such postponement.

Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $[4000] for printing, trustee and legal fees and other expenses allocable to the offering.

RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement.  Investing in the notes is not equivalent to investing directly in the indices comprising the reference asset or the securities comprising any of the indices.  You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

As you review “Risk Factors” in the accompany prospectus supplement, you should pay particular attention to the following sections:

•                  “— Risks Relating to All Note Issuances”;

•                  “— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset”; and

•                  “— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset”.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Return on the Notes Does Not Necessarily Reflect the Full Performance of the Indices.

Since the cash settlement value is based on the average closing values of four indices, declines in the level of one or more indices may offset increases in the levels of the other indices.  Furthermore, even if the levels of the indices increase during the term of the notes relative to their respective initial levels, the cash settlement value will be based on the average of the respective levels of each index as of several observation dates.  Your return on the notes therefore may not reflect the full performance of the indices during the term of the notes.

You Are Not Guaranteed the Receipt of the Principal Amount of your Notes or a Minimum Percentage Return if You Redeem the notes Early.

The notes are designed so that if, and only if, they are held to maturity, you will receive no less than the principal amount of your notes plus a minimum return percentage.  If you redeem the notes early at your option, you will not be entitled to, and may not receive, the minimum return percentage or any other return on your notes.  Further, the proceeds you receive upon an early redemption may be less (and may be substantially less) than the principal amount paid for your notes.  See “Early Redemption at the Option of the Holder” in this pricing supplement.

An Investment in the  Notes Is Subject to Risks Associated with the European, Chinese and Japanese Securities Markets.

The stocks included in the SX5E, the HSCEI and the NKY are issued by companies publicly traded in countries other than the United States and are denominated in currencies other than U.S. dollars.  Because of the global nature of these issuers and the currencies in which the stocks underlying the SX5E, the HSCEI and the NKY are denominated, investments in securities linked to the value of these equity securities involve particular risks.  For example, the European, Chinese and Japanese securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets.  Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets.  Also, the public availability of information concerning the issuers of stocks included in the SX5E, the HSCEI and the NKY will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators.  In addition, the issuers of the stocks included in the SX5E, the HSCEI and the NKY may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Original Issue Discount Consequences of the Notes.

We intend to treat the notes as contingent payment debt instruments for federal income tax purposes.  Therefore, a U.S. holder of a note will be required to include original issue discount in gross income over the term of the note even though no cash payments will be made with respect to the notes until maturity.  The amount of original issue discount includible in each year is based on the “comparable yield.”  In addition, we will compute a “projected payment schedule” that produces the comparable yield.  If the amount we actually pay at maturity is, in fact, less than the amount reflected on the projected payment schedule, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds the U.S. holder’s economic income from holding the note during those periods (with an offsetting ordinary loss).  If a U.S. holder disposes of the note prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain).  The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the notes or the actual payment at maturity.  You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustration purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the level of the indices relative to their respective initial levels.  We cannot predict the closing level of any index on any observation date.  The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial levels of the indices used in the illustrations below are not the actual initial levels of the indices.  You should not take these examples as an indication or assurance of the expected performance of the indices or the reference asset.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $10,000 investment in the notes.  These examples assume that there is no early redemption, that the notes are held to maturity and that the initial levels of the SPX, SX5E, NKY and HSCEI are 1,300, 3,800, 17,300 and 7,100, respectively.

Example 1:  All four of the Indices increase in value over the term of the notes.

Observation Dates	SPX Closing Level	SX5E Closing Level	NKY Closing Level	HSCEI Closing Level
Initial Levels	1,300	3,800	17,300	7,100
[1]/[20]/2007	1,530	4,325	18,967	7,892
[1]/[20]/2008	1,580	4,911	20,999	9,641
[1]/[20]/2009	1,792	5,145	24,912	8,965
[1]/[20]/2010	1,877	5,629	25,008	9,918
Average Closing Level:	1,695	5,003	22,472	9,104
Index Return:	30.37%	31.64%	29.89%	28.23%
			Basket Return:	30.03%
Minimum Return Percentage:				9.00%
Cash Settlement Value:				$13,003

Here, the basket return is 30.03%.

The cash settlement value equals the principal amount x [100% + the greater of (i) the minimum return percentage and (ii) the basket return].  Accordingly, at maturity, the cash settlement value in this example would equal $10,000 plus $10,000 multiplied by the greater of (a) 9% and (b) 30.03%.  Since the basket return is greater than the minimum return percentage, the notes would pay $13,003 at maturity.

Example 1 shows that where the basket return exceeds the minimum return percentage, the investor will be paid a return based on the basket return.

In addition, Example 1 shows that the average closing level may be less than the index closing level on the final observation date for one or more indices.  In that case the cash settlement value does not reflect the full performance of the indices during the term of the notes (i.e. does not reflect the full performance measured as the difference between the initial level and the level on the final observation date).

Example 2:  All four of the Indices decline in value over the term of the notes.

Observation Dates	SPX Closing Level	SX5E Closing Level	NKY Closing Level	HSCEI Closing Level
Initial Levels	1,300	3,800	17,300	7,100
[1]/[20]/2007	1,170	3,715	16,435	7,382
[1]/[20]/2008	1,264	3,579	14,291	6,390
[1]/[20]/2009	1,322	3,230	15,026	5,325
[1]/[20]/2010	1,227	3,610	14,705	6,035
Average Closing Level:	1,246	3,534	15,114	6,283
Index Return:	-4.17%	-7.01%	-12.63%	-11.51%
			Basket Return:	-8.83%
Minimum Return Percentage:				9.00%
Cash Settlement Value:				$10,900

Here, the basket return is -8.83%.

The cash settlement value equals the principal amount x [100% + the greater of (i) the minimum return percentage and (ii) the basket return].  Accordingly, at maturity, the cash settlement value in this example would equal $10,000 plus $10,000 multiplied by the greater of (a) 9% and (b) -8.83%.  Since the minimum return percentage is greater than the basket return, the notes would pay $10,900 at maturity.

Example 2 shows that the minimum return percentage assures a return that is higher than the basket return when the basket return is less than 9%.  Nonetheless, receipt of only a minimum return percentage at maturity may be less than the rate that an investor would have received if he or she had invested in a conventional debt security.

Example 3:  One index suffers from a negative index return, thereby reducing the benefit to investors of the positive index returns of the other three indices.

Observation Dates	SPX Closing Level	SX5E Closing Level	NKY Closing Level	HSCEI Closing Level
Initial Levels	1,300	3,800	17,300	7,100
[1]/[20]/2007	1,450	4,080	19,001	8,364
[1]/[20]/2008	1,872	3,990	21,856	8,421
[1]/[20]/2009	1,678	3,333	23,547	9,907
[1]/[20]/2010	1,624	3,104	24,364	10,000
Average Closing Level:	1,656	3,627	22,192	9,173
Index Return:	27.38%	-4.56%	28.28%	29.20%
			Basket Return:	20.08%
Minimum Return Percentage:				9.00%
Cash Settlement Value:				$12,008

Here, the basket return is 20.08%

The cash settlement value equals the principal amount x [100% + the greater of (i) the minimum return percentage and (ii) the basket return].  Accordingly, at maturity, the cash settlement value in this example would equal $10,000 plus $10,000 multiplied by the greater of (a) 9% and (b) 20.08%.  Since the basket return is greater than the minimum return percentage, the notes would pay $12,008 at maturity.

Example 3 shows that the negative index return of one index can reduce the benefit to investors of the positive index returns of the other indices.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $10,000 Principal Amount of Notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the basket return) on a $10,000 note for a hypothetical range of performance for the basket return from -80% to +80%. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Average of the “Average Closing Level” of Each Index	Basket Return	Principal x Greater of Minimum Return Percentage (9%) or Basket Return	Principal	Payment at Maturity	Annual Compounded Return
180	80.00%	8,000.00	$10,000	=$18,000	18.29%
170	70.00%	7,000.00	$10,000	=$17,000	16.37%
160	60.00%	6,000.00	$10,000	=$16,000	14.37%
150	50.00%	5,000.00	$10,000	=$15,000	12.28%
140	40.00%	4,000.00	$10,000	=$14,000	10.09%
130	30.00%	3,000.00	$10,000	=$13,000	7.78%
120	20.00%	2,000.00	$10,000	=$12,000	5.35%
110	10.00%	1,000.00	$10,000	=$11,000	2.76%
105	5.00%	900.00	$10,000	=$10,900	2.49%
100	0.00%	900.00	$10,000	=$10,900	2.49%
90	-10.00%	900.00	$10,000	=$10,900	2.49%
80	-20.00%	900.00	$10,000	=$10,900	2.49%
70	-30.00%	900.00	$10,000	=$10,900	2.49%
60	-40.00%	900.00	$10,000	=$10,900	2.49%
50	-50.00%	900.00	$10,000	=$10,900	2.49%
40	-60.00%	900.00	$10,000	=$10,900	2.49%
30	-70.00%	900.00	$10,000	=$10,900	2.49%
20	-80.00%	900.00	$10,000	=$10,900	2.49%

The table above assumes that the average of the initial level of each index was 100. Because the minimum return percentage per $10,000 note will not be less than $900, you will always receive at maturity at least $10,900 per $10,000 note.

The notes are intended to be long term investments and, as such, should be held to maturity.  They are not intended to be short-term trading instruments.  The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where each of the indices has appreciated since the pricing date of the notes.  The potential returns described here assume that your notes are held to maturity.

DESCRIPTION OF THE INDICES

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in the reference asset, any index or any of the securities comprising any index.  All disclosures contained in this pricing supplement regarding the indices, including their make-up, method of calculation and changes in their components, are derived from publicly available information.  We take no responsibility for the accuracy or completeness of any information relating to the indices contained in this pricing supplement.

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-25 in the accompanying prospectus supplement.

The S&P 500® Index

We have derived all information relating to the SPX, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”).  Standard and Poor’s is under no obligation to continue to publish, and may discontinue or suspend the publication of the SPX at any time.

Standard & Poor’s publishes the SPX.  The SPX is a capitalization weighted index and is intended to provide an indication of the pattern of common stock price movement.  The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.  Standard & Poor’s chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange (the “NYSE”), which Standard & Poor’s uses as an assumed model for the composition of the total market.  Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.  Ten main groups of companies comprise the SPX.  Changes in the SPX are reported daily in the financial pages of many major newspapers, on the Bloomberg Financial Service under the symbol “SPX” and on Standard & Poor’s website (http://www.spglobal.com).  Information contained in the Standard & Poor’s website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.  The SPX does not reflect the payment of dividends on the stocks included in the SPX.

Computation of the SPX

Standard & Poor’s currently computes the SPX as of a particular time as follows:

(i)        the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);

(ii)       the market values of all component stocks as of that time are aggregated;

(iii)      the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv)     the average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

(v)      the current aggregate market value of all component stocks is divided by the base value; and

(vi)     the resulting quotient, expressed in decimals, is multiplied by ten.

While Standard & Poor’s currently employs the above methodology to calculate the SPX, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the cash settlement value payable to holders of notes upon maturity or otherwise.

Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:  the issuance of stock dividends; the granting to shareholders of rights to purchase additional shares of stock; the purchase of shares by employees pursuant to employee benefit plans; consolidations and acquisitions; the granting to shareholders of rights to purchase other securities of the company; the substitution by Standard & Poor’s of particular component stocks in the SPX; and other reasons.

In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the SPX.

In addition, Standard & Poor’s standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the SPX and an SPX component’s market value.

License Agreement with S&P

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by Standard & Poor’s in connection with some securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw Hill Companies, Inc.  Standard & Poor’s makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® to track general stock market performance.  Standard & Poor’s only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of Standard & Poor’s and of the S&P 500® which is determined, composed and calculated by Standard & Poor’s without regard to HSBC USA Inc. or the notes.  Standard & Poor’s has no obligation to take the needs of HSBC USA Inc. or the holders of the notes into consideration in determining, composing or calculating the S&P 500®.  Standard & Poor’s is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash.  Standard & Poor’s has no obligation or liability in connection with the administration, marketing or trading of the notes.

STANDARD AND POOR’S DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500®, OR ANY DATA INCLUDED THEREIN AND STANDARD AND POOR’S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  STANDARD AND POOR’S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC USA INC., OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® OR ANY DATA INCLUDED THEREIN.  STANDARD AND POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD AND POOR’S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“STANDARD & POOR’S®”, “S&P®”, “S&P 500®”, “STANDARD & POOR’S 500”, AND “500” ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC.  THE FOREGOING MARKS HAVE BEEN LICENSED FOR USE BY HSBC USA INC.  THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR’S AND STANDARD & POOR’S MAKES NO REPRESENTATION, WARRANTY, OR CONDITION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.

                Historical Performance of the SPX

                The following table sets forth the quarterly high and low intraday levels, as well as end-of-quarter closing levels, of the SPX for each quarter in the period from March 30, 2001 through June 30, 2006 and for the period from July 1, 2006 through July [•], 2006 .  The closing level of the SPX on [•], 2006 was [•].  We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us.  Historical levels of the SPX should not be taken as an indication of future performance.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	1,383.37	1,081.19	1,160.33
June 29, 2001	1,315.93	1,091.99	1,224.42
September 28, 2001	1,239.78	944.75	1,040.94
December 31, 2001	1,173.62	1,026.76	1,148.08
March 29, 2002	1,176.97	1,074.36	1,147.39
June 28, 2002	1,147.84	952.92	989.82
September 30, 2002	994.46	775.68	815.28
December 31, 2002	954.28	768.63	879.82
March 31, 2003	935.05	788.90	848.18
June 30, 2003	1,015.33	847.85	974.50
September 30, 2003	1,040.29	960.84	995.97
December 31, 2003	1,112.56	995.97	1,111.92
March 31, 2004	1,163.23	1,087.06	1,126.21
June 30, 2004	1,150.57	1,076.32	1,140.84
September 30, 2004	1,140.84	1,060.72	1,114.58
December 31, 2004	1,217.33	1,090.19	1,211.92
March 31, 2005	1,229.11	1,163.69	1,180.59
June 30, 2005	1,219.59	1,136.15	1,191.33
September 30, 2005	1,245.86	1,183.55	1,228.81
December 30, 2005	1,275.80	1,168.20	1,248.29
March 31, 2006	1,310.88	1,245.74	1,294.83
June 30, 2006	1,326.70	1,219.29	1,270.20
July 1, 2006 through July [•], 2006	[•]	[•]	[•]

The following graph sets forth the ten year historical levels of the SPX Index using monthly data obtained from Bloomberg LP.  Historical levels of the SPX should not be taken as an indication of future performance.

The Nikkei 225 Stock AverageSM

We have derived all information relating to the NKY, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources.  That information reflects the policies of and is subject to change by, Nihon Keizai Shimbun, Inc. (“NKS”).  NKS has no obligation to continue to publish, and may discontinue publication of, the NKY.  NKS is under no obligation to continue to publish, and may discontinue or suspend the publication of the NKY at any time.

The NKY is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks.  NKS first calculated and published the NKY in 1970.  The NKY currently is based on 225 underlying stocks (the “Nikkei underlying stocks”) trading on the Tokyo Stock Exchange (the “TSE”) representing a broad cross-section of Japanese industries.  All 225 Nikkei underlying stocks are stocks listed in the First Section of the TSE.  Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE.  NKS rules require that the 75 most liquid issues (one-third of the component count of the NKY) be included in the NKY.

The 225 companies included in the NKY are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities.

The NKY is a modified, price-weighted index (i.e., a Nikkei underlying stock’s weight in the index is based on its price per share rather than the total market capitalization of the issuer) that is calculated by (i) multiplying the per-share price of each Nikkei underlying stock by the corresponding weighting factor for such Nikkei underlying stock (a “weight factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “divisor”).  The divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened.  The divisor was 22.999 as of August 19, 2004 and is subject to periodic adjustments as set forth below.  Each weight factor is computed by dividing ¥50 by the par value of the relevant Nikkei underlying stock, so that the share price of each Nikkei underlying stock, when multiplied by its weight factor, corresponds to a share price based on a uniform par value of ¥50.  The stock prices used in the calculation of the NKY are those reported by a primary market for the Nikkei underlying stocks (currently the TSE).  The level of the NKY is calculated once per minute during TSE trading hours.

In order to maintain continuity in the NKY in the event of certain changes due to non-market factors affecting the Nikkei underlying stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the divisor used in calculating the NKY is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the NKY.  Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change.  As a result of such change affecting any Nikkei underlying stock, the divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable weight factor and divided by the new divisor (i.e., the level of the NKY immediately after such change) will equal the level of the NKY immediately prior to the change.

A Nikkei underlying stock may be deleted or added by NKS.  Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei underlying stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section.  In addition, a component stock transferred to the “Kanri-Post” (Posts for stocks under supervision) is in principle a candidate for deletion.  Nikkei underlying stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by NKS.  Upon deletion of a stock from the Nikkei underlying stocks, NKS will select a replacement for such deleted Nikkei underlying stock in accordance with certain criteria.  In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Nikkei underlying stocks.  In such a case, an existing underlying stock with low trading volume and deemed not to be representative of a market will be deleted by NKS.

A list of the issuers of the Nikkei underlying stocks constituting the NKY is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by NKS.

License Agreement with Nihon Keizai Shimbun, Inc.

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by NKS in connection with some securities, including the notes.  The copyrights on “Nikkei 225” and the intellectual property rights and any other rights relating to labels such as “Nikkei” and “Nikkei 225” all belong to NKS.  NKS may change the content of “Nikkei 225” and suspend publication thereof.  The responsibility for executing the business matters pursuant to the licensing agreement shall rest solely with us and NKS shall not have any obligation or responsibility therefor.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization.  Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day.  Therefore, the closing level of the NKY on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances.  In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling.  These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day.  In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter orders and balance supply and demand for the stock.  The TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock.  As a result, changes in the NKY may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the NKY, and these limitations, in turn, may adversely affect the value of the notes.

Historical Performance of the NKY

The following table sets forth the quarterly high and low intraday levels, as well as end-of-quarter closing levels, of the NKY for each quarter in the period from March 30, 2001 through June 30, 2006 and for the period from July 1, 2006 through July [•], 2006.  The closing level of the NKY on [•], 2006 was [•].  We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us.  Historical levels of the NKY should not be taken as an indication of future performance.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	14,186.62	11,433.88	12,999.70
June 29, 2001	14,556.11	12,511.66	12,969.05
September 28, 2001	12,929.66	9,382.95	9,774.68
December 31, 2001	11,186.75	9,604.09	10,542.62
March 29, 2002	12,034.04	9,420.85	11,024.94
June 28, 2002	12,081.43	10,060.72	10,621.84
September 30, 2002	11,050.69	8,969.26	9,383.29
December 31, 2002	9,320.11	8,197.22	8,578.95
March 31, 2003	8,829.06	7,824.82	7,972.71
June 30, 2003	9,188.95	7,603.76	9,083.11
September 30, 2003	11,160.19	9,078.74	10,219.05
December 31, 2003	11,238.63	9,614.60	10,676.64
March 31, 2004	11,869.00	10,299.43	11,715.39
June 30, 2004	12,195.66	10,489.84	11,858.87
September 30, 2004	11,988.12	10,545.89	10,823.57
December 31, 2004	11,500.95	10,575.23	11,488.76
March 31, 2005	11,975.46	11,212.63	11,668.95
June 30, 2005	11,911.90	10,770.58	11,584.01
September 30, 2005	13,678.44	11,540.93	13,574.30
December 30, 2005	16,445.56	12,996.29	16,111.43
March 31, 2006	17,125.64	15,059.52	17,059.66
June 30, 2006	17,563.57	14,045.53	15,505.18
July 1, 2006 through July [•], 2006	[•]	[•]	[•]

The following graph sets forth the ten year historical levels of the NKY Index using monthly data obtained from Bloomberg LP.  Historical levels of the NKY should not be taken as an indication of future performance.

The Dow Jones EURO STOXX 50SM Index

We have derived all information relating to the SX5E, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources.  Such information reflects the policies of and is subject to change by, STOXX Limited.  STOXX Limited has no obligation to continue to publish, and may discontinue publication of, the SX5E.  STOXX Limited is under no obligation to continue to publish, and may discontinue or suspend the publication of the SX5E at any time.

The SX5E was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Swiss Exchange.  Publication of the SX5E began on February 28, 1998, based on an initial SX5E value of 1,000 at December 31, 1991.  The SX5E is reported daily in the financial pages of many major newspapers, on the Bloomberg Financial Service under the symbol “SX5E” and on the STOXX Limited website: http://www.stoxx.com.  Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

SX5E Composition and Maintenance

The SX5E is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXXSM Index, which includes stocks selected from the Eurozone.  The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard. The composition of the SX5E is reviewed annually in September, based on the closing stock data on the last trading day in August.  The component stocks are announced the first trading day in September.  Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.  Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the Dow Jones EURO STOXXSM Index.

The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.  The SX5E is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the SX5E composition are immediately reviewed.  Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

SX5E Calculation

The SX5E is calculated with the “Laspeyres formula”, which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the SX5E value can be expressed as follows:

License Agreement with STOXX Limited

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by STOXX Limited in connection with some securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by STOXX Limited (including its affiliates) (collectively referred to as “STOXX Limited”).  STOXX Limited has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the notes.  STOXX Limited makes no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the SX5E to track general stock market performance.  STOXX Limited has no relationship to us other than the licensing of the SX5E and the related trademarks for use in connection with the notes, which index is determined, composed and calculated by STOXX Limited without regard to us or the notes.  STOXX Limited has no obligation to take our needs or the needs of the owners of the notes into consideration in determining, composing or calculating the SX5E.  STOXX Limited is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash.  STOXX Limited has no liability in connection with the administration, marketing or trading of the notes.

STOXX LIMITED DOES NOT GUARANTY THE ACCURACY AND/OR THE COMPLETENESS OF THE SX5E OR ANY DATA INCLUDED THEREIN AND STOXX LIMITED SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN.  STOXX LIMITED MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC USA INC., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE SX5E OR ANY DATA INCLUDED THEREIN.  STOXX LIMITED MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE SX5E OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STOXX LIMITED HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.  THE LICENSING AGREEMENT BETWEEN HSBC AND STOXX LIMITED IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE NOTES OR ANY THIRD PARTIES.

STOXX Limited and Dow Jones do not:

•                  Sponsor, endorse, sell or promote the notes.

•                  Recommend that any person invest in the notes or any other securities.

•                  Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

•                  Have any responsibility or liability for the administration, management or marketing of the notes.

•                  Consider the needs of the notes or the owners of the notes in determining, composing or calculating the Dow Jones EURO STOXX 50SM or have any obligation to do so.

STOXX Limited and Dow Jones will not have any liability in connection with the notes.  Specifically,

•                  STOXX Limited and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

•                     The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the Dow Jones EURO STOXX 50SM and the data included in the Dow Jones EURO STOXX 50SM;

•                     The accuracy or completeness of the Dow Jones EURO STOXX 50SM and its data;

•                     The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50SM and its data;

•                  STOXX Limited and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50SM or its data;

•                  Under no circumstances will STOXX Limited or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or Dow Jones knows that they might occur.

The licensing agreement between STOXX Limited and us is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

THE DOW JONES EURO STOXX 50SM INDEX IS PROPRIETARY AND COPYRIGHTED MATERIAL.  THE DOW JONES EURO STOXX 50SM INDEX AND THE RELATED TRADEMARKS HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY HSBC USA INC.  “DOW JONES EURO STOXX 50SM” AND “STOXXSM” ARE SERVICE MARKS OF STOXX LIMITED AND HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY HSBC USA INC.

Historical Performance of the SX5E

The following table sets forth the quarterly high and low intraday levels, as well as end-of-quarter closing levels, of the SX5E for each quarter in the period from March 30, 2001 through June 30, 2006 and for the period from July 1, 2006 through July [•], 2006.  The closing level of the SX5E on [•], 2006 was [•].  We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us.  Historical levels of the SX5E should not be taken as an indication of future performance.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	4,812.49	3,870.34	4,185.00
June 29, 2001	4,617.44	3,909.88	4,243.91
September 28, 2001	4,307.94	2,741.00	3,296.66
December 31, 2001	3,865.40	3,147.43	3,806.13
March 29, 2002	3,864.08	3,401.68	3,784.05
June 28, 2002	3,788.94	2,827.79	3,133.39
September 30, 2002	3,193.50	2,119.35	2,204.39
December 31, 2002	2,728.84	2,115.32	2,386.41
March 31, 2003	2,551.47	1,847.62	2,036.86
June 30, 2003	2,536.77	2,033.12	2,419.51
September 30, 2003	2,654.30	2,359.44	2,395.87
December 31, 2003	2,771.00	2,382.76	2,760.66
March 31, 2004	2,965.15	2,680.04	2,787.49
June 30, 2004	2,919.57	2,630.21	2,811.08
September 30, 2004	2,842.81	2,559.88	2,726.30
December 31, 2004	2,960.97	2,727.76	2,951.24
March 31, 2005	3,117.77	2,914.00	3,055.73
June 30, 2005	3,198.89	2,911.48	3,181.54
September 30, 2005	3,438.76	3,079.89	3,428.51
December 30, 2005	3,621.89	3,212.07	3,578.93
March 31, 2006	3,881.69	3,515.07	3,853.74
June 30, 2006	3,897.40	3,379.66	3,648.92
July 1, 2006 through July [•], 2006	[•]	[•]	[•]

The following graph sets forth the ten year historical levels of the SX5E Index using monthly data obtained from Bloomberg LP.  Historical levels of the SX5E should not be taken as an indication of future performance.

The Hang Seng China Enterprises IndexTM

We have derived all information relating to the HSCEI, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources.  That information reflects the policies of and is subject to change by, HSI Services Limited, a wholly-owned subsidiary of the Hang Seng Bank.  HSI Services Limited has no obligation to continue to publish, and may discontinue publication of, the HSCEI.  HSI Services Limited is under no obligation to continue to publish, and may discontinue or suspend the publication of the HSCEI at any time.

The HSCEI is compiled, published and managed by HSI Services Limited and was first calculated and published on August 8, 1994.  The HSCEI was launched as a market-capitalization weighted index, consisting of all the Hong Kong listed H-shares of Chinese enterprises one year after the first H-share company was listed on the Stock Exchange of Hong Kong Ltd..  H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises.  With the launch of the 200-stock Hang Seng Composite Index (“HSCI”) on October 3, 2001, the HSCEI became part of the Hang Seng Composite Index Series (the “HSCI Series”).  Since then, constituents of the HSCEI comprise only the largest H-share companies which are included in the 200-stock HSCI.  The HSCEI had a base index of 1,000 at launch, but on October 3, 2001 with the launch of the HSCI Series, the HSCEI was rebased with a value of 2,000 at January 3, 2000 to align with the HSCI Series.  The HSCEI is reviewed semi-annually together with the HSCI Series.  H-Share companies joining or leaving the HSCI are automatically included or excluded from the HSCEI.

To be included in the HSCI and be eligible for inclusion in the HSCEI, a stock must have a primary listing on the main board of the Stock Exchange of Hong Kong and the issuer must not have a secondary listing in Hong Kong, stocks listed on the Growth Enterprises Market, or preference shares, debt securities, or other derivatives.  A stock is removed from the HSCI if (a) it had more than 20 trading days without turnover over the past 12 months, excluding days when the stock is suspended from trading, or (b) if the stock’s 12-month average market capitalization ranks fall to the 240th position or below.  Stocks with less than one year listing history will be counted on a pro-rata basis.  A stock is added to HSCI if (a) it has had less than 20 trading days without turnover over the past 12 months, excluding days when the stock is suspended from trading, and (b) the stock’s 12-month average market capitalization ranks rises to the 160th position or better.  The number of constituent stocks in the HSCI is fixed at 200, so the next highest ranking stock will be added or the next lowest ranking constituents will be removed if the numbers of stocks that leave and join the HSCI are not the same.

The calculation methodology of the HSCEI changed on March 6, 2006 to a free float-adjusted market capitalization methodology.  This free float adjustment aims to exclude from the HSCEI calculation long-term core shareholdings that are not readily available for trading.  A free float-adjusted factor, which represents the proportion of shares that are free-floating as a percentage of issued shares, is now used to adjust the number of shares for index calculation.  A 15% cap on individual stock weights is also applied to assure no one stock dominates the HSCEI.

License Agreement

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by HSI Services Limited in connection with some securities, including the notes.

The Hang Seng China Enterprises IndexTM (the “HSCEI Index”) is published and compiled by HSI Services Limited pursuant to a license from Hang Seng Data Services Limited.  The mark and name Hang Seng China Enterprises IndexTM is proprietary to Hang Seng Data Services Limited.  HSI Services Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the HSCEI Index by HSBC in connection with the notes (the “Product”), BUT NEITHER HSI SERVICES LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON (i) THE ACCURACY OR COMPLETENESS OF THE HSCEI INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF THE HSCEI INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF THE HSCEI INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE HSCEI INDEX IS GIVEN OR MAY BE IMPLIED.  The process and basis of computation and compilation of the HSCEI Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by HSI Services Limited without notice.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HSI SERVICES LIMITED OR HANG SENG DATA SERVICES LIMITED (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE HSCEI INDEX BY HSBC IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HSI SERVICES LIMITED IN THE COMPUTATION OF THE HSCEI INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE HSCEI INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALING WITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HSI SERVICES LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product.  Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on HSI Services Limited and Hang Seng Data Services Limited.  For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and HSI Services Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

Historical Performance of the HSCEI

The following table sets forth the quarterly high and low intraday levels, as well as end-of-quarter closing levels, of the HSCEI for each quarter in the period from March 30, 2001 through June 30, 2006 and for the period from July 1, 2006 through July [•], 2006.  The closing level of the HSCEI on [•], 2006 was [•].  We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us.  Historical levels of the HSCEI should not be taken as an indication of future performance.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	1,901.38	1,561.38	1,815.19
June 29, 2001	2,638.33	1,751.53	2,310.48
September 28, 2001	2,334.45	1,555.04	1,718.96
December 31, 2001	1,890.52	1,677.41	1,757.75
March 29, 2002	2,142.97	1,744.77	2,034.69
June 28, 2002	2,265.70	2,034.17	2,167.39
September 30, 2002	2,259.28	1,857.66	1,890.20
December 31, 2002	2,074.88	1,745.90	1,990.44
March 31, 2003	2,261.74	1,989.75	2,187.04
June 30, 2003	2,775.84	2,016.66	2,726.43
September 30, 2003	3,416.15	2,643.64	3,221.21
December 31, 2003	5,048.71	3,228.87	5,020.18
March 31, 2004	5,440.75	4,434.53	4,778.13
June 30, 2004	5,053.89	3,501.95	4,291.02
September 30, 2004	4,701.59	3,949.46	4,649.66
December 31, 2004	5,020.07	4,429.21	4,741.32
March 31, 2005	5,166.97	4,460.95	4,792.77
June 30, 2005	4,914.65	4,485.45	4,861.87
September 30, 2005	5,541.76	4,791.09	5,227.28
December 30, 2005	5,384.13	4,663.75	5,330.34
March 31, 2006	6,794.76	5,318.92	6,703.78
June 30, 2006	7,468.01	5,864.40	6,784.60
July 1, 2006 through July [•], 2006	[•]	[•]	[•]

The following graph sets forth the ten year historical levels of the HSCEI Index using monthly data obtained from Bloomberg LP.  Historical levels of the HSCEI should not be taken as an indication of future performance.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of notes.

For purposes of this summary, a “U.S. holder” is a beneficial owner of a note that is:

•                              an individual who is a citizen or a resident of the United States (as defined for federal income tax purposes);

•                              a corporation (or other entity that is treated as a corporation for federal tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•                              an estate whose income is subject to federal income taxation regardless of its source; or

•                              a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons (as defined for federal income tax purposes) have the authority to control all of its substantial decisions.

For purposes of this summary, a “non-U.S. holder” is a beneficial owner of a note that is:

•                              a nonresident alien individual for federal income tax purposes;

•                              a foreign corporation for federal income tax purposes;

•                              an estate whose income is not subject to federal income tax on a net income basis; or

•                              a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if United States persons (as defined for federal income tax purposes) do not have the authority to control all of its substantial decisions.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for federal income tax purposes by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change.  Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein.  This summary addresses only holders that purchase notes at initial issuance, and own notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security,” or a “conversion transaction” for federal income tax purposes or as part of some other integrated investment.  This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; investors that hold their notes through a partnership or other entity treated as a partnership for federal tax purposes; investors whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; persons subject to the alternative minimum tax; retirement plans or other tax-exempt entities, or persons holding the notes in tax-deferred or tax-advantaged accounts; or “controlled foreign corporations” or “passive foreign investment companies” for federal income tax purposes).  This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or foreign tax consequences of the purchase, ownership or disposition of the notes.  Persons considering the purchase of notes should consult their own tax advisors concerning the application of federal income tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of notes arising under the laws of any other taxing jurisdiction.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Federal Income Tax Treatment of U.S. Holders

Accruals of Original Issue Discount on the Notes

For federal income tax purposes, we intend to treat the notes as “contingent payment debt instruments” (“CPDIs”) subject to taxation under the “noncontingent bond method.”  The remainder of this discussion assumes that the notes will be subject to the noncontingent bond method.

Under the noncontingent bond method, U.S. holders of the notes will accrue original issue discount (“OID”) over the term of the notes based on the notes’ “comparable yield.” As a result, U.S. holders will be required to include OID with respect to their notes in gross income each year even though no cash payments will be made with respect to the notes until maturity.

In general, the comparable yield of a CPDI is equal to the yield at which its issuer would issue a fixed-rate debt instrument with terms and conditions similar to those of the CPDI, including the level of subordination, term, timing of payments, and general market conditions. If a hedge of the CPDI is available that, if integrated with the CPDI, would produce a synthetic debt instrument with a determinable yield to maturity, the comparable yield will be equal to the yield on the synthetic debt instrument. Alternatively, if such a hedge is not available, but fixed-rate debt instruments of the issuer trade at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the value of the benchmark rate on the issue date and the spread. Under the noncontingent bond method, the issuer’s reasonable determination of a comparable yield is respected and binding on holders of the CPDI.

Based on these factors, the comparable yield of the notes will be [•]%, compounded annually and, accordingly, U.S. holders will accrue OID in respect of the notes at this rate. The amount of OID allocable to each annual accrual period will be the product of the “adjusted issue price” of the notes at the beginning of each such annual accrual period and the comparable yield. The “adjusted issue price” of the notes at the beginning of an accrual period will equal the issue price of the notes, increased by the OID accrued in all prior periods. The amount of OID includible in income of each U.S. holder for each taxable year will equal the sum of the “daily portions” of the total OID on the notes allocable to each day during the taxable year in which a U.S. holder held the notes, regardless of the U.S. holder’s method of accounting. The daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period.

Under the noncontingent bond method, the comparable yield of a CPDI is used to construct a projected payment schedule that reflects a projected payment at maturity and produces the comparable yield.  In accordance with the noncontingent bond method, the projected payment schedule will consist of a payment of $[•] on the maturity date on an investment of $10,000.  Under the noncontingent bond method, the project payment schedule is not revised to account for changes in circumstances that occur while the notes are outstanding.

The comparable yield and the projected payment schedule for the notes are used to determine accruals of OID for tax purposes only and are not assurances by us or any of our affiliates with respect to the actual yield or payments on the notes and do not represent expectations by any such person regarding a note’s yield or the basket performance.

A U.S. holder will generally be bound by our determination of the comparable yield and projected payment schedule for the notes, unless the U.S. holder determines its own projected payment schedule and comparable yield, explicitly discloses the schedule to the Internal Revenue Service (the “IRS”), and explains to the IRS the reason for preparing its own schedule. We believe that the projected payment schedule and comparable yield provided above for the notes will be reasonable and will therefore be respected by the IRS. Our determination, however, is not binding on the IRS, and the IRS could conclude that some other comparable yield or projected payment schedule should be used for the notes.

Taxation of the Payment at Maturity

If the actual payment at maturity is greater than the amount reflected in the projected payment schedule, the excess will be a “positive adjustment,” which is treated as additional OID income.  If the actual payment at maturity is less than the amount reflected in the projected payment schedule, the deficiency will be a “negative adjustment.”  Such negative adjustment will be applied first to reduce the OID accrued for the year in which the maturity occurs and any remainder of such negative adjustment will be treated as an ordinary loss that will not be subject to the two percent floor limitation imposed on miscellaneous deductions under section 67 of the Code.

Thus, if a U.S. holder that files tax returns based on a calendar year invests $10,000 in notes on their original issuance and holds the notes until maturity, based on the comparable yield and the projected payment schedule, the holder will be required to accrue $[•] of OID in 2006, $[•] of OID in 2007, $[• ] of OID in 2008, $[•] of OID in 2009 and $[•] of OID in 2010.  However, if the payment at maturity exceeds the amount reflected in the projected payment schedule, the U.S. holder will report additional OID in 2010 equal to the excess.  Conversely, if the payment at maturity is less than the amount reflected in the projected payment schedule, then the U.S. holder will reduce its OID in 2010 by the difference, and if the difference exceeds the OID accrued in 2010, any excess will be treated as an ordinary loss in 2010.  Holders of record who are individuals will receive information returns reporting OID on the notes.

Sale, Exchange, Retirement, or Other Disposition of the Notes

A U.S. holder will generally recognize gain or loss on the sale, exchange, or other disposition of a note to the extent that the amount realized is more or less than its purchase price, increased by the OID previously accrued by the U.S. holder on the note.  In general, any gain realized by a U.S. holder on the sale, exchange or other disposition of a note will be treated as ordinary interest income, and any loss realized will be treated as an ordinary loss to the extent of the OID previously accrued by the U.S. holder on the note that will not be subject to the two percent floor limitation imposed on miscellaneous deductions under section 67 of the Code.  Any loss in excess of the accrued OID will be treated as a capital loss.  The deductibility of capital losses by U.S. holders is subject to limitations.

Federal Income Tax Treatment of Non-U.S. Holders

Payments on the notes to non-U.S. holders will not be subject to federal withholding tax if the following conditions are satisfied:

•                                          the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•                                          the non-U.S. holder is not a controlled foreign corporation for federal income tax purposes that is related to us through actual or constructive ownership;

•                                          the non-U.S. holder is not a bank receiving interest on a loan made in the ordinary course of its trade or business;

•                                          interest payable on the notes is determined by reference to changes in the value of actively traded property or an index of the value of actively traded property within the meaning of section 871(h)(4)(C)(v) of the Code; and

•                                          the payments are not effectively connected with a trade or business conducted by the non-U.S. holder in the United States and either (a) the non-U.S. holder provides a correct, complete and executed IRS Form W-8BEN or Form W 8IMY (or successor form) with appropriate attachments, or (b) the non-U.S. holder holds its note through a qualified intermediary (generally a foreign financial institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the IRS) which has provided an IRS Form W-8IMY and has received documentation upon which it can rely to treat the payment as made to a foreign person.

We expect that the indices will be treated as an index of the value of actively traded property within the meaning of section 871(h)(4)(C)(v) of the Code.  If any of these conditions are not met, 30% of the accrued OID on the notes may be subject to tax unless an income tax treaty reduces or eliminates the tax or the OID is effectively connected with the conduct of a trade or business within the United States by such non-U.S. holder.  In the latter case, such non-U.S. holder will be subject to federal income tax with respect to all income from the notes at regular rates applicable to U.S. taxpayers unless an income tax treaty reduces or eliminates such tax, and non-U.S. holders that are treated as corporations for federal income tax purposes may also be subject to a 30% branch profits tax, unless an income tax treaty reduces or eliminates such branch profits tax.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

Notes held (or treated as held) by an individual who is a non-U.S. holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that the individual would not be subject to any U.S. federal income or withholding tax with respect to income or gain on the notes.

Information Reporting and Backup Withholding

Distributions made on the notes and proceeds from the sale of notes to or through certain brokers may be subject to a “backup” withholding tax on “reportable payments” unless, in general, the noteholder complies with certain procedures or is an exempt recipient.  Any amounts so withheld from distributions on the notes generally would be refunded by the IRS or allowed as a credit against the noteholder’s federal income tax, provided the noteholder makes a timely filing of an appropriate tax return or refund claim.

Reports will be made to the IRS and to noteholders that are not exempt from the reporting requirements.

EARLY REDEMPTION AT THE OPTION OF THE HOLDER

As a holder of the notes, you will be entitled to redeem the notes in whole, but not in part, on any Early Redemption Date (as defined on the front cover).  No fewer than ten business days prior to an Early Redemption Date, you, through your broker, may obtain from the calculation agent an estimate of the Early Redemption Amount (as defined below) applicable to that Early Redemption Date.  This estimate is provided for informational purposes only, and neither we nor the calculation agent will be bound by the estimate.  If you redeem your notes on any Early Redemption Date, you will be entitled solely to the actual Early Redemption Amount calculated by the calculation agent.  You will not be entitled to the minimum return percentage or any other return on your notes if you elect to redeem your notes on any Early Redemption Date.  Further, the Early Redemption Amount may be less (and may be substantially less) than the principal amount paid for your notes.

You may request early redemption of the notes in whole, but not in part, on an Early Redemption Date by notifying your broker who must then notify us no later than 3:00 p.m. on the fifth business day before the Early Redemption Date.  All early redemption requests (whether written or oral) are irrevocable.  The calculation agent will determine the Early Redemption Amount on the third business day prior to the related Early Redemption Date (the “Early Redemption Valuation Date”), and you will receive the Early Redemption Amount, subject to any commission that your broker may impose, for each note you redeem on the related Early Redemption Date.

The “Early Redemption Amount” applicable to an Early Redemption Date will equal the Current Market Value.  “Current Market Value” means the bid price for the notes as of an Early Redemption Valuation Date as determined by the calculation agent based on its hedging models and objective market factors.  If an Early Redemption Valuation Date is not a scheduled trading day with respect to an index, then that Early Redemption Valuation Date will be the next day that is a scheduled trading day for that index.  If a market disruption event exists with respect to an index on an Early Redemption Valuation Date, then that Early Redemption Valuation Date will be postponed for up to eight scheduled trading days (in the same general manner used for postponing observation dates).  If an Early Redemption Valuation Date is so postponed, then the related Early Redemption Date will also be postponed until the third business day following the date to which the Early Redemption Valuation Date is postponed and no interest will be payable in respect of any such postponement.

You should understand that as described under “Risk Factors” in the accompanying Prospectus Supplement, the value of your notes prior to maturity will depend on a number of factors.  This value may be substantially less than the amount you had originally invested and you will not be entitled to, and may not receive, the minimum return percentage.  The Early Redemption Amount is driven by the identical considerations, thus you should understand that you may suffer a loss of principal upon an Early Redemption Date.

It is our current practice but not our legal obligation to quote a bid price for the notes upon request of an investor.  The notes will not have an established trading market upon issuance, and there can be no assurance that a trading market will develop, or if it develops, that it will be maintained.  The notes will not be listed on any exchange or quotation system.  Accordingly an Early Redemption may be an investor’s sole source of liquidity.

ADDITIONAL TERMS

We or one of our affiliates will act as calculation agent with respect to the notes.

“market disruption event” means with respect to an index, any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(a)          the occurrence or existence of a condition specified below at any time:

(i)             any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A) relating to securities that comprise 20 percent or more of the level of the index or (B) in futures or options contracts relating to the index on any related exchange; or

(ii)            any event (other than any event described in (b) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for securities that comprise 20 percent or more of the level of the index or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the index on any relevant related exchange; or

(b)         the closure on any scheduled trading day of any relevant exchange relating to securities that comprise 20 percent or more of the level of the index or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

“Related exchange” means with respect to an index, each exchange or quotation system on which futures or options contracts relating to the index are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the index has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the index on such temporary substitute exchange or quotation system as on the original related exchange).

“Relevant exchange” means with respect to an index, any exchange on which securities then included in the index trade.

“Scheduled closing time” means with respect to a relevant exchange or a related exchange, the scheduled weekday closing time on any scheduled trading day of the relevant exchange or related exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” means with respect to an index, any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for each security then included in the index.

DISCONTINUANCE OR MODIFICATION OF AN INDEX

If a Reference Sponsor (as defined below) discontinues publication of or otherwise fails to publish an index on any day on which that index is scheduled to be published and the Reference Sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the index for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists.  Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the notes.

If an index is discontinued or if a Reference Sponsor fails to publish the index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the index level using the same general methodology previously used by the Reference Sponsor.  The calculation agent will continue to make that determination until the earlier of (i) the final observation date or (ii) a determination by the calculation agent that the index or a successor index is available.  In that case, the calculation agent will furnish written notice to us and the holders of the notes.

If at any time the method of calculating the index or a successor index, or the value thereof, is changed in a material respect, or if the index or a successor index is in any other way modified so that, in the determination of the calculation agent, the value of that index does not fairly represent the value of the index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine an index value comparable to the value that would have prevailed had those changes or modifications not been made.  If, for example, the method of calculating the index or a successor index is modified so that the value of that index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the calculation agent will adjust that index in order to arrive at a value of the index or the successor index as if it had not been modified (e.g., as if the split had not occurred).  In that case, the calculation agent will furnish written notice to us and the holders of the notes.

Notwithstanding these alternative arrangements, discontinuance of the publication any of the indices may adversely affect the value of, and trading in, the notes.

“Reference Sponsor” means:

•                  with respect to the SPX, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.;

•                  with respect to the NKY, NKS;

•                  with respect to the SX5E, STOXX Limited; and

•                  with respect to the HSCEI, HSI Services Limited.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an Event of Default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in “Return on the notes —  Payment at Maturity” in this pricing supplement.  In that case, the scheduled trading day preceding the date of acceleration will be used as the final observation date for purposes of determining the accelerated basket return.  If a market disruption event exists with respect to an index on that scheduled trading day, then the final observation date for that index will be postponed for up to eight scheduled trading days (in the same general manner used for postponing observation dates during the term of the notes).  The accelerated maturity date will be the third business day following the accelerated final observation date.  For purposes of calculating the cash settlement value payable on the accelerated maturity date, the minimum return percentage will be a prorated portion of 9% that is based upon the time elapsed from the initial settlement date to the date of acceleration.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes.  For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

		HSBC USA Inc.

TABLE OF CONTENTS
Pricing Supplement
Summary	PS-1
Risk Factors	PS-2	$[•]
Illustrative Examples	PS-3
Description of the Indices	PS-6
Certain U.S. Federal Income Tax Considerations	PS-20
Early Redemption at the Option of the Holder	PS-24
Additional Terms	PS-24
Discontinuance or Modification of an Index	PS-25
Events of Default and Acceleration	PS-26
Prospectus Supplement		Global Opportunity Notes,
Risk Factors	S-3	due January 27, 2010
Pricing Supplement	S-13	Linked to an equally weighted basket of
Description of Notes	S-14	the S&P 500® Index, Dow Jones EURO
Sponsors or Issuers and Reference Asset	S-25	STOXX 50® Index, Nikkei 225 Stock
Use of Proceeds and Hedging	S-26	AverageSM and Hang Seng China
Certain U.S. Federal Income Tax Considerations	S-26	Enterprises IndexTM
Supplemental Plan of Distribution	S-38
Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3	, 2006
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32	PRICING SUPPLEMENT
Limitations on Issuances in Bearer Form	36	(To Prospectus Dated April 5, 2006 and
Certain U.S. Federal Income Tax Considerations Relating to Debt Securities	37	Prospectus Supplement Dated July 3, 2006)
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59